Exhibit 99.1

For Immediate Release

MRI Interventions Announces License and Collaboration Agreement with Acoustic
MedSystems, Adding Ultrasound Ablation Technology to MRIC’s Platform

Companies to combine existing real-time MRI guidance and novel ultrasound ablation technologies for treatment of pancreatic cancer

IRVINE, CA, April 27, 2017 – MRI Interventions, Inc. (OTCQB: MRIC) today announced it has signed a license and collaboration agreement with Acoustic MedSystems, Inc. (AMS), a leading developer of novel ultrasound ablation technologies and systems. Under the agreement, MRI Interventions and AMS will co-develop real-time, MRI-guided ultrasonic ablation therapies with an initial focus on the treatment of pancreatic cancer. Development of these therapies will further expand the capabilities and addressable market for MRI Interventions’ revolutionary MRI-guided surgical platform.

Pancreatic cancer is a debilitating form of cancer, with over 50,000 patients diagnosed each year in the United States. In approximately half of these patients, the cancer has metastasized to other locations in the body, and is not treatable surgically. In cases where the cancer has not metastasized, the tumor is often complex in shape, location, and structure. Due to these complexities, it is estimated that surgeons are unable to surgically resect these otherwise local pancreatic tumors in approximately 15,000 – 20,000 patients per year. MRI Interventions and AMS believe an MRI-guided ultrasound ablation therapy can provide a promising, new treatment approach for these patients.

“Part of our strategic plan is to expand the breadth of our technology to encompass other therapies that can benefit from real time MRI guidance, navigation and targeting,” said Frank Grillo, President and Chief Executive Officer of MRI Interventions. “By combining our know-how in MRI-guided procedures with AMS’s ability to utilize ultrasonic energy to ablate complex tumors, we believe we can provide a therapy for these patients, which will enable surgeons to reduce the size and shape of the tumor with ablation, and then resect previously unresectable pancreatic cancer. We look forward to further developing this exciting technology with AMS.”

The initial product development effort will combine MRI Interventions’ technology related to real-time MRI guidance and thermometry, with AMS’s technology for controlled ultrasonic ablation. Both companies have achieved 510(k) clearance for their respective technologies in other fields, and will work together to develop new product candidates for the pancreatic cancer application. As part of the agreement, MRI Interventions receives an exclusive license to AMS’s technology in the field of pancreatic cancer, and will work collaboratively with AMS to develop MRI guided ultrasound ablation products that can shape and conform thermal therapy treatment to pancreatic cancer.

About MRI Interventions, Inc.

Building on the imaging power of magnetic resonance imaging, (“MRI”), MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain. The ClearPoint System, which has received 510(k) clearance and is CE marked, utilizes a hospital’s existing diagnostic or intraoperative MRI suite to enable a range of minimally invasive procedures in the brain. For more information, please visit www.mriinterventions.com.

Forward-Looking Statements

Statements herein concerning MRI Interventions, Inc. (the “Company”) plans, growth and strategies may include forward-looking statements within the context of the federal securities laws. Statements regarding the Company's future events, developments and future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Uncertainties and risks may cause the Company's actual results to differ materially from those expressed in or implied by forward-looking statements. Particular uncertainties and risks include those relating to: the Company’s ability to obtain additional financing; estimates regarding the sufficiency of the Company’s cash resources; future revenues from sales of the Company’s ClearPoint System products; and the Company’s ability to market, commercialize and achieve broader market acceptance for the Company’s ClearPoint System products. More detailed information on these and additional factors that could affect the Company’s actual results are described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which has been filed with the Securities and Exchange Commission.

Contact:

Wendelin Maners, VP, Sales and Marketing

MRI Interventions, Inc.

949-900-6833

Matt Kreps

Darrow Associates Investor Relations

512-696-6401

mkreps@darrowir.com